For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Unaudited Results for the Fourth Quarterly Period and Year Ending December 31, 2006

NEW YORK, NEW YORK, February 1, 2007. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported unaudited net income of $1.9 million, or $0.27 per share basic and $0.26 per share diluted for the three month period ending December 31, 2006, as compared to unaudited net income of $6.9 million or $0.97 per share basic and $0.94 diluted for the same period of 2005. EBITDA for the three months ending December 31, 2006 was $10.1 million as compared to $12.6 million for the three months ending December 31, 2005. Basic earnings per share calculations are based on weighted average shares outstanding of 6,965,745 and 7,129,094 respectively, for the three months ended December 31, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,155,400 and 7,364,490 respectively, for the three months ended December 31, 2006 and 2005. The unaudited financial information presented is subject to audit adjustments.

The Company also reported unaudited net income of $18.8 million or $2.68 per share basic and $2.60 per share diluted, for the twelve months ended December 31, 2006, compared to audited net income of $20.1 million, or $3.44 per share basic and $3.30 diluted, for the twelve months ended December 31, 2005. EBITDA for the twelve month period ending December 31, 2006 was $45.1 million as compared to $36.9 million for the comparable period of 2005. Basic earnings per share calculations are based on weighted average shares outstanding of 7,027,510 and 5,844,301 respectively, for the twelve months ended December 31, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,237,620 and 6,092,522 respectively, for the twelve months ended December 31, 2006 and 2005.

The Company also announced that it had completed the conversion of two of its six single hull medium range (“MR”) product tankers to fully double hull, Marpol compliant vessels suitable for trading in petroleum products and vegetable oils. The Company said it intends to continue this conversion project one vessel at a time, with the completion of the sixth vessel expected in early 2008.

The following is a discussion of our financial condition and results of operations for the twelve month and the quarterly period ended December 31, 2006 and 2005. You should read this section together with the unaudited and audited consolidated financial statements for the periods mentioned above.

Quarter Ended December 31, 2006 (unaudited) versus December 31, 2005

Revenues

Revenues from voyage, time and bareboat charters increased $5.4 million or 25% from the fourth quarter of 2005 to that of 2006. The increase is due to a 10% increase in the number of revenue days as a result of vessel acquisitions. In addition, there were 223 additional voyage days, which generate greater gross revenues per charter and 118 fewer time charter days, which generate revenue net of voyage expenses. Time charter equivalent rates (“TCE”), which is the measure used to compare time charter rates with voyage charter rates, decreased 6% for the quarter due to higher port charges and bunker costs. TCE revenue is defined as gross voyage revenue less voyage expenses, which are discussed below. The Company also said that offhire relating to the double hull conversion projects was 117 days in the fourth quarter of 2006. The Company notes that voyage charter days increased since all of the MR tankers came off time charters during 2006 and were scheduled for conversion to double hull. Voyage charters allowed the Company more flexibility with respect to positioning for the conversions. Also, a combination carrier scheduled for special survey work was operated on voyage charters after the expiration of the two year time charter it was on since it was acquired in 2004. At December 31, 2006, the Company’s six MR product tankers and one combination carrier were employed in the voyage charter market. The remaining six of the Company’s combination carriers and two Panamax product tankers were employed on long-term time charters.

Voyage Expenses

Voyage expenses increased $4.7 million or 329% from 2005. The increase is due to the fact that there were 269 voyage days during the three month period ended December 31, 2006 whereas there were only 46 during this period in 2005. The ship owner is responsible for the port, canal and fuel charges of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

Vessel Operating Expenses

Vessel operating expenses increased $2.7 million or 37% for the three month period ended December 31, 2006 versus the comparable period in 2005. This increase is the result of a 22% increase in total vessel operating days and a 13% increase in average daily operating expenses.

Depreciation and Amortization

The increase in depreciation and amortization is due to the increase in the number of vessels comprising the Company’s fleet, to the completed conversion of one MR tanker to a double hull and the additional amortization of special survey costs incurred in 2006.

General and administrative expenses

General and administrative expenses include all of our onshore expenses and the fees that B+H Management Ltd., (“BHM”), an affiliate of the Chief Executive Officer and a director, charges for administration. Consulting, professional and other expenses increased by $0.3 million, or 43%, from the fourth quarter of 2005 to the fourth quarter of 2006. The increase is due to increases in travel expenses, consulting fees and director and officer liability insurance premiums.

Interest Expense and Interest Income

The $1.4 million (72%) increase in interest expense is due to the increase in outstanding debt. The total long-term debt balance outstanding at December 31, 2006 was $201.9 million, as compared to $149.7 million at December 31, 2005 and $29.3 million at December 31, 2004. In addition, the Company incurred $12 million in new mortgage debt on October 12, 2006 for the acquisition of one vessel purchased in June 2006 and $8 million on September 5, 2006 to finance the acquisition of its 50% share in Nordan OBO 2 Inc. The Company also issued $25 million of Floating Rate Bonds in December 2006, of which $5 million were subscribed to by the Company. Both the interest paid on the Company’s debt and the interest earned on its cash balances are based on LIBOR. The increase in interest income is due to the increase in cash and to an increase in interest rates. The average cash balance during the fourth quarter of 2006 was $66.5 million versus an average cash balance for the same period in 2005 of $55.9 million. Average LIBOR rates for the fourth quarter of 2006 were 5.3%, approximately 1.2% higher than in the fourth quarter of 2005.

Loss on value of put option contracts

In December 2006, the Company bought put options in consideration for upfront premiums to provide a hedge against the possibility of falling time charter rates. Unrealized gain or loss on these contracts are recorded in the Statement of Operations. The unrealized losses on the value of the contracts totaled $0.3 million during the fourth quarter of 2006.

Twelve Months Ended December 31, 2006 (unaudited) versus December 31, 2005

Revenues

Revenues from voyage and time charters increased $24.1 million or 34% from 2005. The increase is due to a 20% increase in the number of total on-hire days from 2005 to 2006 and due to the fact that there were 545 more voyage days in 2006 than in 2005. Revenue from voyage charters is recorded on a gross basis, before voyage expenses. TCE increased $528 per day (3%). The Company notes that voyage charter days increased since all of the MR tankers came off time charters during 2006 and were scheduled for conversion to double hull. Voyage charters allowed the Company more flexibility with respect to positioning for the conversions. Also, a combination carrier scheduled for special survey work was operated on voyage charters after the expiration of the two year time charter it was on since it was acquired in 2004. At December 31, 2006, the Company’s six MR product tankers and one combination carrier were employed in the voyage charter market. The remaining six of the Company’s combination carriers and two Panamax product tankers were employed on long-term time charters.

Other revenue primarily includes $0.8 million earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.3 million representing settlement proceeds from the Company’s claim against Enron for lost time-charter revenue.

The Company said that offhire relating to the two double hull conversion projects completed to date was 230 days in 2006. Additional offhire for special survey work performed in 2006 totaled 125 days. The Company expects that the remaining four of the MR product tankers will cease to generate revenue for periods of up three months each in 2007 while being converted to double hull tankers.

The Company expects the offhire related to its Double Hull conversion program for the remaining four MR product tankers, and one Panamax product tanker to continue to be a drag on revenue and cash flow results through the first quarter of 2008. The Company adds that while any acquisition to its fleet will increase its revenue, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses increased $8.7 million, or 145%, to $14.8 million for the twelve month period ended December 31, 2006 compared to $6.0 million for the comparable period of 2005. This is due to the increase in voyage days from 201 in 2005 to 746 in 2006. Voyage expenses on a per day basis increased 40% or $3,700 per day, predominantly due to increases in port charges and bunkers. However, these increases are intrinsic in the gross voyage revenue rates, as indicated by the TCE rate discussed above.

Vessel operating expenses

The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $7.6 million (29%) from 2005 to 2006. The increase in total operating days of 1,036 (27%) accounted for approximately $6.9 million of the increase. In addition, there was an increase in the average daily operating expenses of $340 per day for a total of $1.6 million. This was offset by a decrease in expenses for intermediate drydocking of approximately $0.9 million.

Depreciation and amortization

Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys and debt issuance costs, increased by $4.8 million, or 40%, to $16.7 million for the twelve months ended December 31, 2006 compared to $11.9 million for the prior period. The increase is due to the increase in the number of vessels comprising the Company’s fleet, to the completed conversion of one MR tanker to a double hull and the additional amortization of special survey costs incurred in 2006.

General and administrative expenses

General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration. Management fees increased by $0.3 million, or 36%, to $1.2 million for the twelve month period ended December 31, 2006 compared to $0.9 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred. Fees for consulting and professional services increased $1.2 million or 40%. The increase is comprised of increases in travel expenses, consulting fees and director and officer insurance premiums.

Interest Expense and Interest Income

The $5.1 million (90%) increase in interest expense is due to the increase in outstanding debt. The total long-term debt balance outstanding at December 31, 2006 was $201.9 million, as compared to $149.7 million at December 31, 2005 and $29.3 million at December 31, 2004. In addition, the Company incurred $12 million in new mortgage debt on October 12, 2006 for the acquisition of one vessel purchased in June 2006 and $8 million on September 5, 2006 to finance the acquisition of a 50% share in Nordan OBO 2 Inc. The Company also issued $25 million of Floating Rate Bonds in December 2006, of which $5 million were subscribed to by the Company. Both the interest paid on the Company’s debt and the interest earned on its cash balances are based on LIBOR. The increase in interest income of $1.2 million is due to the fact that the Company had an average of $54.8 million in cash during 2006 as compared to $43.1 in 2005. In addition, average LIBOR rates of 5.1% for 2006 were approximately 1.7% higher than the 2005 average of 3.4%.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $1.2 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.

Gain on fair value of interest rate swaps

During 2006, the Company entered into interest rate swaps to hedge against increases in LIBOR. Unrealized gain or loss on two of the swaps is recorded in the Statement of Operations. The aggregate unrealized gain on the value of these swaps at December 31, 2006 was $0.3 million. The unrealized gain or loss on a third swap, which is considered an effective cash flow hedge under US GAAP, is recorded as Other Comprehensive Income. The unrealized gain on the value of this swap at December 31, 2006 was approximately $18,000.

Loss on value of put option contracts

In 2006, the Company bought put options to provide a hedge against the possibility of falling time charter rates. Unrealized gain or loss on the contracts is recorded in the Statement of Operations. The aggregate unrealized loss on the value of the contracts totaled $0.3 million at December 31, 2006.

Liquidity and Capital Resources

Cash at December 31, 2006, amounted to $79.4 million, an increase of $18.6 million as compared to December 31, 2005. The increase in the cash balance is attributable to net inflows from operations of $38.7 million and inflows from financing activities of $14.9 million. These inflows were offset by outflows for investing activities of $35.0 million. Approximately $30.0 million of the Company’s cash is currently earmarked for the Company’s double hull conversion program in 2007, another $30 million is earmarked for additional fleet expansion, and approximately $15 million of cash is restricted by the Company’s current loan covenants.

During the year ended December 31, 2006, inflows for financing activities were primarily attributable to mortgage proceeds of $22.3 million to finance the acquisition of a Panamax product tanker and the 50% interest in Nordan OBO 2 Inc. and to net proceeds from issuance of Floating Rate Bonds of $20 million. This total was offset by the payment of mortgage principal of $21.4 million, payments for equity and debt issuance costs of $1.7 million, payment of unsecured debt of $1.4 million and the purchase of an aggregate of 160,800 shares of common stock for treasury, for an aggregate price of $2.9 million.

During the year ended December 31, 2006, outflows for investing activities were attributable to the purchase of one combination carrier and one Panamax product tanker for $16.2 million, to vessel conversion costs of $7.8 million, a net investment in Nordan OBO 2 Inc. of $10.5 million and the investment in freight forward contracts of $1.1 million. This total was offset by proceeds from the sale of marketable securities of $0.6 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of six medium range product tankers, six combination carriers, two Panamax product carriers and a 50% disponent owner interest in another combination carrier. All of the combination carriers and Panamax product tankers are currently fixed on long-term time charters, which vary in original length of between one and five years. The product tankers are being operated in a mix of time and voyage charters. There are four product tankers scheduled for conversion to double hull tankers in 2007 and early 2008.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s 2005 Annual Report on Form 20F and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:         John LeFrere
                917.225.2800

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

ASSETS	December 31, 2006	December 31, 2005
CURRENT ASSETS:
Cash and cash equivalents	$79,391,028	$60,827,651
Marketable securities	-	567,566
Trade accounts receivable, less allowance for doubtful accounts of $229,000 in 2006 and 2005, respectively	1,979,273	2,258,572
Inventories	2,528,791	855,086
Prepaid expenses and other current assets	899,966	1,210,915
Total current assets	84,799,058	65,719,790

Vessels, at cost:
Vessels	312,882,223	249,067,385
Less - Accumulated depreciation	(51,221,923)	(34,900,653)
	261,660,300	214,166,732

Investment in Nordan OBO II Ltd	10,470,369	-
Other assets	2,617,743	1,536,764
Fair value of put option contracts	734,123	-
Fair value of derivative asset	336,436	-

Total assets	$360,618,030	$281,423,286

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$10,316,139	$4,025,919
Accrued liabilities	4,107,334	1,747,909
Accrued interest	1,090,477	454,620
Current portion of mortgage payable	35,815,472	32,602,000
Deferred income	7,001,306	5,415,416
Other liabilities	140,206	59,836
Total current liabilities	58,470,933	44,305,700

Long term portion of mortgage payable	111,060,000	117,063,472
Unsecured debt	35,043,908	-
Floating rate bonds payable	20,000,000	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 6,965,745 shares outstanding as of
December 31, 2006; 7,081,920 shares outstanding as of December 31, 2005	75,572	75,572
Paid-in capital	93,861,213	94,042,310
Retained earnings	48,743,260	29,905,939
Other comprehensive income	18,183	-
Treasury stock	(6,655,040)	(3,969,707)
Total shareholders' equity	136,043,188	120,054,114
Total liabilities and shareholders' equity	$360,618,030	$281,423,286

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	For the twelve months ending December 31,		For the three months ending December 31,
	2006	2005	2006	2005
Revenues:
Voyage, time and bareboat charter revenues	$95,505,686	$71,388,561	$26,846,982	$21,472,193
Other revenues	1,287,775	514,491	338	498,018
Total revenues	96,793,461	71,903,052	26,847,320	21,970,211

Operating expenses:
Voyage expenses	14,781,399	6,033,470	6,121,757	1,428,535
Vessel operating expenses, drydocking and survey costs	33,971,139	26,369,749	10,011,848	7,282,581
Depreciation and amortization	16,321,271	11,674,425	4,586,364	3,602,154
Amortization of deferred charges	400,526	242,934	139,644	76,430
Gain on sale of vessels	-	(828,115)	-	-
General and administrative:
Management fees to related party	1,223,496	898,490	358,960	330,914
Consulting and professional fees, and other expenses	4,073,686	2,899,123	1,073,979	750,435
Total operating expenses	70,771,517	47,290,076	22,292,552	13,471,049

Income from vessel operations	26,021,944	24,612,976	4,554,768	8,499,162

Other income (expense):
Income from Nordan OBO II	1,156,817		175,598
Interest expense	(10,676,048)	(5,604,637)	(3,248,631)	(1,885,673)
Interest income	2,372,070	1,221,010	836,807	463,907
Other expense	(37,462)	(130,704)	(425,124)	(148,165)
Total other expenses, net	(7,184,623)	(4,514,331)	(2,661,350)	(1,569,931)

Net income	$18,837,321	$20,098,645	$1,893,418	$6,929,231

Basic earnings per common share	$2.68	$3.44	$0.27	$0.97

Diluted earnings per common share	$2.60	$3.30	$0.26	$0.94

Weighted average number of common shares outstanding:
Basic	7,027,510	5,844,301	6,965,745	7,129,094
Diluted	7,237,620	6,092,522	7,155,400	7,364,490

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the twelve months		For the three months
	ending December 31,		ending December 31
	2006	2005	2006	2005
Cash flows from operating activities:
Net income	$18,837,321	$20,098,645	$1,893,418	$6,929,231
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,321,271	10,199,748	4,586,364	3,602,154
Amortization of deferred charges	400,526	1,717,611	139,644	76,430
Gain on sale of vessels	-	(828,115)	-	-
Provision for bad debts	-	92,000	-	92,000
Loss on derivative asset	3,437	-	333,545	-
Compensation recognized under employee stock plans	259,093	-	102,669	-
Loss on fair value of marketable securities	34,025	130,704	91,579	148,165
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	279,299	3,194,932	(316,461)	(1,942,248)
Increase in inventories	(1,673,705)	(84,705)	(1,093,647)	(327,162)
Decrease in cash deposit for vessel acquisition	-	-	-	2,430,000
Decrease (Increase) in prepaid expenses and other assets	310,949	(444,088)	307,180	(452,037)
Increase (decrease) in accounts payable	6,290,220	(1,305,109)	4,112,484	1,227,796
Increase (decrease) in accrued liabilities	2,359,425	(550,915)	335,352	(893,644)
Increase (decrease) in accrued interest	635,857	186,778	133,764	(120)
Increase in deferred income	1,585,890	4,116,002	590,585	70,170
Increase (Decrease) in other liabilities	80,370	(16,250)	80,293	51,491
Payments for special surveys	(7,032,824)	(2,084,866)	(1,012,346)	-
Total adjustments	19,853,833	14,323,727	8,391,005	4,082,995
Net cash provided by operating activities	38,691,154	34,422,372	10,284,423	11,012,226

Cash flows from investing activities:
Purchase and investment in vessels	(24,022,018)	(167,750,000)	(6,083,826)	(24,305,017)
Proceeds from sale of vessel	-	7,918,810	-	-
Net investment in Nordan OBO 2 Inc.	(10,470,369)	-	853,772	-
Investment in put option contracts	(1,055,813)	-	(1,055,813)	-
Decrease in marketable securities	533,541	-	327,559	-
Purchase of marketable securities	-	(500,000)	-	(500,000)
Net cash used in investing activities	(35,014,659)	(160,331,190)	(5,958,308)	(24,805,017)

Cash flows from financing activities:
Payments for debt issuance costs	(1,481,505)	(1,318,385)	(694,914)	(315,860)
Issuance of common stock, net of issuance costs	(234,649)	56,675,929	-	(152,640)
Longterm debt repayment	(1,356,092)	-	(462,029)	-
Purchase of treasury stock	(2,921,642)	(1,247,259)	(14,354)	(1,247,259)
Issuance of treasury shares	30,770	163,162	-	101,622
Proceeds from vessel financing	22,263,000	145,000,000	12,000,000	43,000,000
Floating rate bond issuance proceeds	20,000,000	-	20,000,000	-
Payments of mortgage principal	(21,413,000)	(24,600,000)	(7,750,000)	(9,600,000)
Net cash provided by financing activities	14,886,882	174,673,447	23,078,703	31,785,863

Net increase in cash and cash equivalents	18,563,377	48,764,629	27,404,818	17,993,072
Cash and cash equivalents, beginning of period	60,827,651	12,063,022	51,986,210	42,834,579
Cash and cash equivalents, end of period	$79,391,028	$60,827,651	$79,391,028	$60,827,651